UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
GiveXist, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    November 30, 2016

Physical address of issuer
517 Normandy Drive, Mantoloking, NJ 08738

Website of issuer
www.givetide.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer or other form of compensation, to the intermediary at the conclusion of the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑   Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
July 22, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the target amount.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$211,539.00	$141,222.00
Cash & Cash Equivalents	$16,539.00	$10,222.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$698.00	$0.00
Cost of Goods Sold	$36,000.00	$7,483.00
Taxes Paid	$0.00	$0.00
Net Income	-$44,683.00	-$13,778.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 28, 2019

FORM C/A

Up to $107,000.00

GiveXist, Inc.



Explanatory Note

GiveXist, Inc. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on May 16, 2019. This Amendment is filed to add a webinar transcript attached hereto as (Exhibit G).

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by GiveXist, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, whether direct or indirect, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. The issuer will not owe a commission, whether cash or otherwise, to the Intermediary in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.givetide.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is June 28, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.givetide.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

GiveXist, Inc. (the "Company") is a Delaware Corporation, formed on November 30, 2016. The Company is currently also conducting business under the name of GiveTide.

The Company is located at 517 Normandy Drive, Mantoloking, NJ 08738.

The Company's website is www.givetide.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company provides a mobile fundraising platform that gives individuals a streamlined, user-friendly way to donate from their smartphone, and provides nonprofits with an additional fundraising tool to generate revenue and data from new and existing donors. Currently, the Company receives a percentage of donations it facilitates. Moving forward, the Company will offer nonprofit-facing software products.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	July 22, 2019
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 32 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Delaware corporation on November 30, 2016. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made.

Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The development and commercialization of our products and services are highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues, and competitive position.

The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by encrypting everything our customers do over https and tokenizing payment information and other sensitive customer information with PCI compliance payment processors. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Peter Ghiorse and James Ghiorse who are CEO and COO of the Company. The Company has or intends to enter into employment agreements with Peter Ghiorse and James Ghiorse although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Peter Ghiorse and James Ghiorse or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Peter Ghiorse and James Ghiorse in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Peter Ghiorse and James Ghiorse die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's

14

attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.
Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems, and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will

likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Rootstrap, Inc., to provide us with leading-edge services that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Cyclical and seasonal fluctuations in the economy, in internet usage, and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company depends on the performance of distributors, carriers and other resellers.
The Company currently distributes its products through the Apple App Store, which distributes products from competing developers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

We might require additional funds from what we internally generate to support our business, which might not be available on acceptable terms or at all.
We might need to further reduce costs or raise additional funds through public or private financings or borrowings in order to maintain our operations at their current level, develop or enhance products, fund expansion, respond to competitive pressures or to acquire complementary products, businesses, or technologies. If required, additional financing might not be available on terms that are favorable to us, if at all. If we raise additional funds through the issuance of debt, equity, or convertible securities, those securities might have rights, preferences, and privileges senior to those offered herein.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors

or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and

will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company provides a mobile fundraising platform that gives individuals a streamlined, user-friendly way to donate from their smartphone, and provides nonprofits with an additional fundraising tool to generate revenue and data from new and existing donors. Currently, the Company receives a percentage of the donations it facilitates. Moving forward, the Company will offer nonprofit-facing software products.

Business Plan

GiveTide is a mobile platform on which donors and nonprofits can interact, collaborate, and engage through a mobile medium at scale. GiveTide offers value to donors by reducing the potential for frictions such as donation minimums, not accepting certain payments, or not having an online fundraising presence, and provides a pre-validated selection of nonprofit organizations. Nonprofits benefit from exposure to a pipeline of active mobile donors, as well as a low-friction fundraising tool for acquiring younger donors.

In 2018, 24% of all donations were made through a mobile device in the U.S.[1] However, the evolution of donor preferences has outpaced that of nonprofit fundraising tools, leaving it difficult for nonprofits to consistently engage younger demographics. As evidenced by the success of mobile apps such as Venmo and Uber, mobile consumers demand a seamless and user-friendly transaction experience in mobile apps. Many cash-strapped nonprofits, however, have struggled to provide their own seamless and user-friendly solutions. Instead, many turn to solutions like AmazonSmile & Facebook Fundraisers, which are convenient, but often cannot provide the comprehensive data necessary to acknowledge donors and prospect larger gifts.

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[1] https://institute.blackbaud.com/wp-content/uploads/2019/02/2018CharitableGivingReport.pdf

GiveTide is a full-service platform solution that aims to bridge the gap between nonprofits and mobile donors. GiveTide's mission is to provide one consolidated platform where donors can seamlessly discover, donate to, and interact with the causes that inspire them. For donors, GiveTide is a free iOS app that provides a full-service interface for finding and donating to a large and growing list of U.S. nonprofit organizations. If a preferred non-profit is not on the platform, a donor can request it be added. The GiveTide team aims to have it on the platform within 24 hours. Donors can create and share fundraising goals for nonprofits and "round-up" spare change on credit/debit card purchases, which is stored as a balance that can be donated with a single tap.

For nonprofits, GiveTide is a low-friction fundraising tool for acquiring recurring mobile donors as well as the data needed to build long-term donor relationships. GiveTide has been live and processing donations on the Apple App Store since October 2018. All of the proceeds of the Offering will be used to develop and market the GiveTide App. Currently, revenue is generated by donations processed through the platform.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
GiveTide	Mobile app	United States donors and nonprofits

The Company provides access to the GiveTide App on the Apple App Store. It acquires customers through fundraising events, social media, and paid promotions. Looking forward,we plan to launch the GiveTide app on Android in late 2019 and are in the testing stages of a nonprofit-facing software service anticipated to be market-ready in 2020.

Competition

The Company's primary competitors are Givelify, RoundUp App, Cheerful MobileCause, and GoFundMe.

We compete most directly with other mobile charitable giving services marketed to donors in the United States. General competition in the industry includes products owned by established competitors as well as new entrants. We believe our product is superior to those offered by our competitors and see a significant opportunity to not only capture existing market share, but also to expand the size of the market with an easy-to-use product designed to successfully reduce frictions to mobile charitable giving.

Customer Base

Our customers are individuals that make charitable donations in the United States.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62/554,992	Systems and Methods for Donation Management	The present invention relates to advancements in systems and methods for management of payments to organizations, including donations to charitable organizations.	September 15, 2017	N/A	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its operations in the areas of labor, processing charitable donations, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 517 Normandy Drive, Mantoloking, NJ 08738

The Company conducts business in the United States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	20.00%	$5,000	20.00%	$21,400
Research and Development	70.00%	$17,500	70.00%	$74,900
General Working Capital	10.00%	$2,500	10.00%	$10,700
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds should the Company, its management team, and officers feel it is in the best interest of the interest holders and long-term value of the Company.

OFFICERS AND EMPLOYEES

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Peter Ghiorse

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO/Co-Founder: September 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO/Co-Founder of GiveXist, Inc. (GiveTide): September 2017 – Present
Project Engineer at the Marmon Group: June 2016 - June 2017

Educational Background

University of Richmond – Bachelor of Science in Business Administration with concentrations in Finance and Economics: 2012-2016

Name

James Ghiorse

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO/Co-Founder: September 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

COO/Co-Founder of GiveXist, Inc. (GiveTide): September 2017 - Present
Advanced Tech. Intern at Mc10: June-August 2015

Educational Background
Villanova University – Bachelor of Science in Mechanical Engineering with concentrations in dynamic systems and control, and a minor in business.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees, Peter Ghiorse and James Ghiorse, neither of whom is subject to an employment agreement

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	3,750,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Pursuant to certain Founders Stock Purchase Agreements, Peter Ghiorse and James Ghiorse are entitled to a total of 9,000,000 shares of Common Stock, which shall fully vest on January 5, 2021.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$75,000 ("Purchase Amount")
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	If there is an equity financing of not less than $1,000,000, the Company will issue to the holders of the SAFEs either: (1) a number of share of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the $75,000; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the price per share (which equals $75,000 divided by the Company's capitalization), if the pre-money valuation is greater than $75,000. In either case, holders of the Crowd Notes being offered may experience dilution.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Money Raised	Use of Proceeds	Offering date	Exemption from Registration Used
Simple Agreement for Future Equity (SAFE)	$75,000	General working capital	March-April 2017	4(a)(2)

The Company currently has no debt outstanding.

Ownership

A majority of the Company is owned by a few people. Those people are Peter M. Ghiorse and James C. Ghiorse.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Peter Ghiorse	63.0%
James Ghiorse	27.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$698.00	$0.00	$0.00

Operations

The Company raised $75,000 in the form of a SAFE Note from Peter Ghiorse and James Ghiorse in April 2017. Following the Offering, we should have enough liquidity to execute our business plan, including development costs, for a year. Though we are currently focused on product development and user acquisition over profitability, we hope to be profitable by 2020. Our significant challenges are developing and marketing a product in a competitive environment and scaling our business model.

The Company intends to improve profitability in the next 12 months by increasing new-user conversion, decreasing churn, and increasing average donations per user.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $14,310 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000 in principal amount of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 19, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

0.0% of the amount raised and $0.00

Interests, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Note instrument in conjunction with the following summary information.

The material terms of the Security are as follows:

Valuation Cap

$1,250,000.00 for Purchasers of the first $53,500 in principal amount of the Crowd Notes; $1,500,000.00 for Purchasers of the remainder of the Crowd Notes following the purchase by Purchasers of the first $53,500 in principal amount of the Crowd Notes

Discount Rate:
20.0%

Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Notes will convert into Conversion Shares pursuant to the following:

    a. If the investor <u>is not</u> a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor <u>is</u> a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the Preferred Shares sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Purchaser <u>is not</u> a Major Investor, the Purchaser shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Purchaser in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the applicable Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Notes into Conversion Shares pursuant to the terms of the Crowd Note.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of the Crowd Note, the Company at its expense will issue and deliver to the investor, upon surrender of the Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to the terms of the Crowd Note.

"**Conversion Shares**" shall mean shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per interest of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

a. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the interest holders of the Company (except for on matters required by law) by Irrevocable Proxy;

    b. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing:

    a. Purchasers that purchase the first 53,500 Crowd Notes and thereby fund the first $53,500, shall receive a conversion price equal to the lower of (A) the product of (1) one minus the Discount and (2) the price paid per interest for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) $1,250,000 by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    b. Purchasers that purchase Crowd Notes after the first $53,500 has been funded shall receive a conversion price equal to the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) $1,500,000 by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Intermediary or an affiliate of the Intermediary as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any Purchaser of a Crowd Notes in which the purchase price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

"**Corporate Transaction**" shall mean:
    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
    iii. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be

owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the purchase price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among investors in proportion to their purchase price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the Purchaser pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares: 1) Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy, and 2) Preferred shareholders shall have the right to vote on the same basis as Common shareholders.

The Company does not have any voting agreements in place.

The Company does not have any shareholder / equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the instrument and any membership interest issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Peter W. Ghiorse
Relationship to the Company	Father of Peter and James Ghiorse.
Total amount of money involved	$220,000.00
Benefits or compensation received by related person	Interest payments made monthly based off LIBOR plus 30 basis points.
Benefits or compensation received by Company	Operating capital.
Description of the transaction	Peter M. Ghiorse and James C. Ghiorse, the company's founders, have funded part of the business through a simple debt agreement.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Peter Ghiorse
(Signature)

Peter Ghiorse
(Name)

Co-Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Peter Ghiorse
(Signature)

Peter Ghiorse
(Name)

Co-Founder & CEO
(Title)

June 28, 2019
(Date)

I, Peter Ghiorse, being the founder of GiveXist, Inc, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Peter Ghiorse
(Signature)

Peter Ghiorse
(Name)

Co-Founder & CEO
(Title)

June 28, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A
Financial Statements

GiveXist, Inc - "GiveTide" [C Corp]
PROFIT AND LOSS
January 2017 - December 2018

	TOTAL	
	2017	2018
Income		
Sales of Product Income	$0	$698
Total Income	**$0**	**$698**
Cost of Goods Sold		
Cost of Goods Sold	$7,483	$36,000
Total Cost of Goods Sold	**$7,483**	**$36,000**
GROSS PROFIT	**-$7,483**	**-$35,302**
Expenses		
Advertising & Marketing	$1,026	$3,188
Internet, Web, & Online Services	$0	$1,707
Legal & Professional Services	$4,034	$3,351
Travel	$0	$139
Other Business Expenses	$1,235	$997
Total Expenses	**$6,295**	**$9,381**
NET OPERATING INCOME	**-$13,778**	**-$44,683**

GiveXist, Inc - "GiveTide" [C Corp]
BALANCE SHEET
January 2017 - December 2018

	TOTAL	
	2017	2018
ASSETS		
Current Assets		
Bank Accounts		
Bank of America	$10,222	$16,539
Total Bank Accounts	**$10,222**	**$16,539**
Other Current Assets	$0	$0
Total Other Current Assets	**$0**	**$0**
Total Current Assets	**$10,222**	**$16,539**
LT Assets		
Mobile App	$131,000	$195,000
Total LT Assets	**$131,000**	**$195,000**
TOTAL ASSETS	**$141,222**	**$211,539**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	$0	$0
Total Current Liabilities	**$0**	**$0**
Total Liabilities	**$0**	**$0**
Equity		
Peter W. Ghiorse	$41,250	$41,250
Dante Sorrenti	$33,750	$33,750
Peter M. Ghiorse	$56,000	$136,500
James C. Ghiorse	$24,000	$58,500
Retained Earnings	-$13,778	-$58,461
Total Equity	**$141,222**	**$211,539**
TOTAL LIABILITIES AND EQUITY	**$141,222**	**$211,539**

GiveXist, Inc - "GiveTide" [C Corp]
STATEMENT OF CASH FLOWS
January 2017 - December 2018

	TOTAL	
	2017	2018
OPERATING ACTIVITIES		
Net Income	-$13,778	-$44,683
Adjustments to reconcile Net Income to Net		
Cash Provided by operations:	$0	$0
Total Adjustments to reconcile Net Income to Net		
Cash Provided by operations:	$0	$0
Net cash provided by operating activities	**-$13,778**	**-$44,683**
INVESTING ACTIVITIES		
App Development	-$131,000	-$64,000
Net cash provided by investing activities	**-$131,000**	**-$64,000**
FINANCING ACTIVITIES		
Peter W. Ghiorse	$41,250	$0
Dante Sorrenti	$33,750	$0
Peter M. Ghiorse	$56,000	$80,500
James C. Ghiorse	$24,000	$34,500
Net cash provided by financing activities	**$155,000**	**$115,000**
NET CASH INCREASE FOR PERIOD	**$10,222**	**$6,317**
Cash at beginning of period	$0	$10,222
CASH AT END OF PERIOD	**$10,222**	**$16,539**

EXHIBIT B
Company Summary



MicroVentures



Company: GiveTide

Market: Mobile Fundraising

Product: Micro-Giving Platform for Charity

Company Highlights

- Over 8,000 downloads with 590 monthly active users
- Raised over $20,100 in donations since inception
- Over $9,800 in donations through the first four months of 2019, a 5% increase from $9,300 in all of 2018
- In 2018, 24% of all online donations in the U.S. were made using a mobile device[i]

Executive Snapshot

In 2018, 24% of online donations were made using a mobile device,[ii] up from 21% in 2017 and 17% in 2016.[iii] GiveTide was founded in 2016 to help charitable giving fit into a user's mobile lifestyle by making fundraising simple and enjoyable.

- 8,082 downloads (as of 4/30/2019)
- $20,121 in donations through the platform (as of 4/30/2019)
- In Q1 2019, the app averaged 950 downloads per month, up from an average of 360 in 2018
- Featured in the Apple App Store alongside Lyft, Grubhub, and GoFundMe as an app to promote innovative ways to give back[iv]
- Plans to use 80% of proceeds from this raise on research and development to improve the app and build out an analytics dashboard for non-profits



PERKS

Investors that purchase the first 53,500 Crowd Notes, and thereby fund the first $53,500, will receive Crowd Notes with a conversion provision based on a $1.25 million valuation cap instead of a $1.5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $1.25 million valuation cap (instead of $1.5 million).



Opportunity

GiveTide was founded in 2016 to help charitable giving fit into a user's mobile lifestyle by making it simple and enjoyable. The GiveTide App was designed to provide donors and charities with a platform that keeps pace with modern technology. Users can make micro-donations as well as share fundraisers that are important to them with friends and family through social media, text, or email.

By the end of 2019, millennials will overtake baby boomers as the largest demographic in the country, with a population of 73 million.[v] Millennials are also passionate about donating their time and money to non-profits—84% claimed to have given to charity in 2017—even though they tend to earn less than previous generations, are often encumbered by student debt, and incur higher living costs.[vi] With so many millennials looking to give, this demographic has become increasingly important to non-profits, considering they are about to become the largest target market. Further, people tend to become more generous over their lives due to financial stability, potentially putting millennials on track to become the most generous generation in history.[vii]

However, because they are earning less than past generations and are often burdened with student debt, millennials choose to donate through different means and in smaller amounts than previous generations. With 92% of the millennial generation owning a smartphone and 85% using social media, it has become important for non-profits to engage with the younger generations online. Social media has allowed non-profits to utilize micro-giving campaigns to connect with a large audience. This is evident through tools like Facebook's donation button, dedicated fundraising pages, and live video fundraisers. In fact, over 50% of an online campaign's donation volume typically comes from donors and visitors sharing the fundraiser on social media, with the rest generated through the organizer's post. When a donor shares a fundraiser with their social network, the average amount of donations generated by that network was $15 in 2018. If any of those donors share the fundraiser, that could bring on another $15 per share, and so on and so forth. [viii]

Product

The GiveTide app enables users to donate to a non-profit of their choosing each time they use a linked credit or debit card for everyday purchases. By rounding up everyday purchases to the nearest whole dollar, GiveTide allows users to donate spare change to their choice of more than 300 non-profits featured on the platform. Donors can customize a weekly cap for roundups, pause roundups at any time, and make one-time donations. The real-time giving history feature also allows user to monitor the impact of their spare change donations.



MICROVENTURES



10:49
My History
Total Donations to Date: $365.25
Beyond Type 1
Pete Ghiorse's Goal $164.75/$2000.00
Hide Details
Date
Amount
Status
12/12/2018 $1.25 Pending
02/03/2018 $2.00 Received
01/04/2018 $7.75 Received
12/20/2017 $17.25 Received
You've donated $28.25 to this goal
No Suffer Society - Rising Tide...
Pete Ghiorse's Goal $66.00/$2000.00
Show details
Julia's Butterfly Foundation
Pete Ghiorse's Goal $63.50/$300.00
Show details
Chicago Youth Centers
Pete Ghiorse's Goal $50.75/$250.00
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11:43
My Profile
James Ghiorse
@optonline.net
Giving Preferences
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PROFILE

Donors can search for charitable organizations through the "Explore" tab and search by category or use the search bar to find a specific organization. If a non-profit is not on the platform, users can request it, and GiveTide aims to add it within 24 hours.


9:15
The Environment
The Nature Conservancy
'Protecting nature. Preserving life.'
Stand up for our natural world with The Nature Conservancy. Every acre we protect, every river mile restored, every species brought back from the brink, begins with you. Your support will help take action on-the-ground in all 50 states and 69 countries.
3 friends have goals
World Wildlife Fund
'Protecting the future of nature'
WWF is the world's largest conservation organization with over five million supporters worldwide, working in more
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4:26
Search
The Environment
Arts and Culture
Children
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GiveGoal

GiveGoals are the primary way to donate through GiveTide. When users want to donate to a specific organization, they can do so by creating a GiveGoal for that organization or by joining an existing GiveGoal created by another user. A GiveGoal is a pledge to raise a specific amount for a charity over any period of time; it can be kept personal or shared with friends. GiveGoals allow users to invite and team up with family and friends to multiply their donations and share fundraising goals across email, text, and social media.



11:42
ROUNDUPS: $1.66
Pending: $0
CityParks FOUNDATION
City Parks Foundation
GIVEGOAL FROM
Kristen
$5.00 of $25
Activity Feed
James Ghiorse donated 2d
James Ghiorse donated 2d
James Ghiorse donated 2d
James Ghiorse donated 2d
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1:35
LTE
GiveGoal
SMITHSONIAN INSTITUTION WASHINGTON, D.C.
Would you like to invite friends?
Your GiveGoals will remain public unless you select "Keep this one personal"
Keep this one personal
Linda Ghiorse
Sabrina Liquorie
Peter Ghiorse
No
Send
Colleen Kennedy
$12.25 of $100.00
rejsi perpali
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For Non-Profits

GiveTide allows any non-profit to sign up for the platform and provides support for each organization throughout its fundraising journey. GiveTide provides organizations with support through marketing advice, email and social media templates, and social media shout-outs. Additionally, the company provides donor information as well as details on specific donations processed through GiveTide.


9:53
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givetide
GIVETIDE'S
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OF THE
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CRISIS TEXT LINE
GiveTide
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givetide WHO they are: Crisis Text Line @crisistextline
WHAT they do: Crisis Text Line is free, 24/7 support for those in crisis, connecting people in crisis to trained Crisis Counselors. Their first priority is helping people move from a hot moment to a cool calm, guiding you to create a plan to stay safe and healthy. YOU = their priority.
WHY it matters: Crisis Text Line was born "from the rib" of DoSomething.org, the largest organization for young
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"...MY DAD WAS MY WORLD."
GiveTide
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givetide A great user story surrounding last week's Nonprofit of the Week - Pull out those tissue boxes...
"Thank you so very much for featuring LLS for this week on your social media. I hope you gain more supporters for this cause. I have already raised almost $6 in the last few days. I am positively delighted. This app is exactly perfect for someone like me that wants to give (a little) generously everyday to a cause that means so much to me.

Donations are distributed monthly by the GiveTide platform through the Social Good Fund, Inc. via a paper check. In the future, the company plans to implement a feature that will allow non-profits to enter their bank information and receive automated electronic payments. An organization must receive at least $100 in the month to be eligible for the disbursement. If the organization does not receive over $100, the funds will carry over to the following month until the threshold has been met. If the threshold is not met after several months, GiveTide may offer to send a check below $100.

Security

GiveTide is utilizes Plaid, which provides enterprise-grade encryption trusted by Acorns, Venmo, American Express, Coinbase, and more.[ix] Plaid authenticates the user's bank account, monitors the activity of selected

cards, and relays information to Dwolla, which is required to generate roundups. Dwolla is a payment processor that is used to move money from a user's account. Since Plaid hosts all sensitive user data, no sensitive information is stored on users' phones or GiveTide's servers. Each of the company's reputable payment processing partners is subject to NACHA (National Automated Clearing House Association) regulations and routinely audited and penetration-tested to keep hackers out.[x]

Apple Restrictions

Due to restrictions set by Apple, donations cannot be collected directly through an iOS app unless the app developer is an approved nonprofit organization. Instead, apps that seek to raise money for non-profits, charities, or fundraisers may only collect funds outside of the app.[xi] This means that organizations may put a link in an app to redirect donors to their page, but they may not accept actual donations through an app.

GiveTide is one of the first apps to solve this problem and actually collect donations through the app. The company does this by utilizing a 501(c)(3) Donor-Advised Fund (DAF), managed by Social Good, that collects and disburses all donations. A DAF is essentially a bank account managed by a 501(c)(3) non-profit, and as such, all donations made to the DAF are tax deductible.

Use of Proceeds and Product Roadmap


Use of Proceeds: Minimum Raise ($25,000)
10%
20%
70%
General Marketing
Research and Development
General Working Capital


Use of Proceeds: Maximum Raise ($107,000)
10%
20%
70%
General Marketing
Research and Development
General Working Capital

The company plans to use 70% of proceeds from this raise on research and development (R&D). If the minimum amount of $25,000 is raised, the company plans to allocate $17,500 to R&D. If the maximum of $107,000 is raised, GiveTide intends to allocate $74,900 to R&D. For both the minimum and maximum targets, the company plans to use the rest of the proceeds on general marketing (20%) and general working capital (20%). The company plans on utilizing Apple search advertisements, Instagram ads, and may explore other marketing opportunities with the proceeds from this raise.

As part of its R&D efforts, GiveTide hopes to build out a data dashboard for organizations raising on the platform that will feature various analytics such as total donors, total active donors, average donations, and more. The company plans to roll out a free version and a premium version that will provide more predictive analytics like demographics of donors. The data dashboard will serve to automate many of GiveTide's processes, which are currently handled manually, such as sending donor data to non-profits and verifying checks. Moreover, it will give nonprofits tools to drive their own mobile fundraising campaigns on the platform. The dashboard will be an online portal through which non-profits will be able to log in to monitor and download their donor data in real time.



MicroVentures

GiveTide will include an option for users to remain anonymous if they do not wish to share their email with the organizations they support. The company also plans to develop the GiveTide app for Android devices with a goal to launch by the end of 2019.

Business Model

GiveTide is free to download, but the company collects 8% of "round-up" donations, and 2.79% of one-time donations from the organizations. The donor-advised fund partner, Social Good Fund, Inc., also receives 1% of the disbursement. The fees are deducted from the donations, eliminating the administrative burden for non-profits who would otherwise have to record each fundraising expense.

The first iteration of the data dashboard will lay the groundwork for more comprehensive business-to-business (B2B) features in the future, such as data analytics tools and the ability to communicate with donors right from the dashboard. The company intends to offer a free version of the dashboard and will also sell a premium model that gives the non-profit more predictive analytic features. The company plans to charge between $50 and $600 a month depending on the size of the non-profit and monthly donation volume for the premium version.

GiveTide's back-end is comprised of three third-party services: Plaid, Dwolla, and a Donor-Advised Fund (DAF) managed by Social Good. Plaid authenticates the user's bank account, monitors the activity of selected cards, and relays information required to generate roundups. Dwolla is the payment processor used to move money from a user's account. For example, if a user swipes their card for a purchase of $1.50, Plaid tells Dwolla to move $0.50 to the GiveTide platform. GiveTide pays $2,500 per month for unlimited donation processing to Dwolla, and $500 per month to Plaid for bank authorization and monitoring. The company pays the $2,500 donation processing fee so that they can accept an unlimited amount of transactions and that fee will remain flat no matter how many donations the company receives.

USER TRACTION

Since inception, the GiveTide app been downloaded over 8,000 times. Through April, the app has averaged 841 downloads per month in 2019, up from an average of 360 in 2018. The company saw an increase in downloads in November 2018 due to being featured in the Apple App store alongside Lyft, Grubhub, and GoFundMe as an app to promote innovate ways to give back.[xii]





MicroVentures

As of May 1, 2019, the app has over 585 monthly active users, up from 228 at the end of 2018. A monthly active user is one who has made a donation in a given month. So far in 2019, the company is adding 90 active users per month, on average, up from an average of 16 in 2018.



GiveTide has received over $21,100 donations through its platform since inception. To date, 89% of donations have been made from spare change and are thus recurring. In all of 2018, the company raised roughly $9,300 through its platform. In the first four months of 2019, the GiveTide app already raised over $9,860 in donations, receiving a record-high of over $3,000 in April. The increase in donations per month thus far in 2019 has been due to a combination of marketing, being featured on the Apple App store, and word of mouth from existing users.





Since the company began collecting revenue in January 2018, it has generated a total of $1,158 through March 2019. In Q1 2019, revenue totaled $459, a 101% increase from $228 in Q4 2018. The increase in revenue is due to an increase of active users after being featured in the Apple App Store, as well as key improvements to the app that improved new-user conversion.



In 2018, the company incurred total expenses of $45,381, up from $13,778 in 2017. Cost of goods sold was the largest expense, accounting for 79% ($36,000) of the total. Cost of goods sold primarily consisted of the monthly $2,500 donation processing fee and monthly $500 bank authorization and monitoring fee. The company pays the $2,500 donation processing fee for unlimited transactions and expects this fee to remain flat throughout the company's growth. The company increased its donation processing fee from $500 to $2,500 in November 2017 to accept unlimited transactions. The company also spent $3,188 (7% of total expenses) on marketing in 2018.

In Q1 2019, the company incurred $14,798 in total expenses. The company increased spending on marketing in 2019 to help add more donors on the platform. The company also saw a spike in expenses in September 2017 due to legal and professional fees for the drafting and filing of its patent application.







The company generated a net operating loss of $44,683 in 2018. In Q1 2019, the company has generated a net operating loss of $14,339. So far in 2019, the company has an average monthly burn rate of roughly $4,300, down from a monthly average of roughly $4,500 in 2018. As of April 2019, the company has over $14,000 in cash assets.





The United States saw a record-breaking year for charitable giving in 2017, reaching $410 billion in total donations, up more than 5% from $389 billion in 2016. Donations from individuals represented 70% of total donations in 2017, reaching $286.6 billion, an increase of 5.2% from 2016. Foundations were the next largest donors, reaching almost $67 billion, followed by bequest donations ($35.7 billion), and corporations ($20.8 billion).[xiii]

In 2018, millennials gave an average of $591 per donation to charity, up from $481 in 2013 and $341 in 2010. Millennials gave to 3.5 charities on average and donated a total of $20.1 billion in 2018. Baby boomers donated the largest amount in 2018, reaching a total of $58.6 billion, with an average of $1,061. Matures (born before 1944) still donated the most per person, averaging $1,235 across 6.3 charities.[xiv]



In a 2017 Social Fundraising report by Crowdrise, mobile devices were found to have facilitated over 79% of the traffic on GoFundMe, an 11% increase from 2015. The report also found that 62% of the donations to campaigns came through mobile devices, compared to 38% made on desktop.[xv]

In the past, credit card transaction fees as high as $.30 made it difficult to accept micro-donations. With the decline in credit card transaction fees and as mobile payment methods continue to advance, micro-donations have become an effective method of fundraising.[xvi]



Although the Gen Z and millennial generations are the smallest in terms of total donations, they are making a large impact on how organizations fundraise. Mobile giving has grown dramatically in the past five years, with 21% of all donations being made through a mobile device in 2017. 82% of Gen Z and 76% of millennials are willing to donate through a mobile device, compared to 62% of Gen X, 38% of baby boomers, and just 20% of matures. Among millennials, the percentage that claim to have donated through a crowdfunding platform has increased from 17% in 2013 to 48% in 2018. As the Gen Z and millennial generations become financially established, organizations will have to adapt with technology to target these generations.[xvii]



FIGURE 18

PERCENTAGE OF EACH GENERATION THAT HAS GIVEN VIA CROWDFUNDING

Source: blackbaudinstitute

COMPETITORS

GoFundMe: Founded in 2010, GoFundMe is a for-profit crowdfunding platform that allows people to raise money for accidents, illness, or various other events. Users can easily sign up for GoFundMe, set a fundraising goal, tell their story, and share it with friends or social media and begin raising. In 2017, the company switched from a 5% platform fee to 0%, and instead generates revenue through optional tips from donors.[xviii] GoFundMe hosts a community of more than 50 million donors who have donated over $5 billion[xix] across 19 countries.[xx] In 2017, GoFundMe acquired competitor, CrowdRise, and in 2018 GoFundMe also acquired competitor, YouCaring, (which owns Generosity.com and GiveForward).[xxi] In 2015, the founders sold a majority of their ownership to Accel and TCV at roughly a $600 million valuation.[xxii]

Fundly: Founded in 2010, Fundly is a crowdfunding and peer-to-peer fundraising platform for non-profits, politics, clubs, schools, churches, and more. Fundly charges a 4.9% platform fee, 2.9% credit card processing fee, and $0.30 per transaction.[xxiii] In 2015, NonProfitEasy acquired Fundly for an undisclosed amount.[xxiv] Combined with NonProfitEasy, the company now offers enterprise-level technology for CRM, volunteer management, membership management, and event registration.[xxv] Fundly has raised over $330 million through its platform.[xxvi]

Classy: Founded in 2011, Classy is a social enterprise that offers online fundraising tools for organizations of all sizes. Since inception, Classy has raised $1 billion from donors across 330,000 fundraising campaigns in 190 different countries.[xxvii] The company offers a suite of different fundraising products including peer-to-peer fundraising, crowdfunding, events pages, international fundraising, and direct donations.[xxviii] Prices for Classy vary depending on the amount of campaigns and what features an organization is looking for. For a single campaign



and limited features, it is free for the organization but Classy will take a 5% transaction fee. Classy Pro starts at $299 per month with a 3% transaction fee and features unlimited campaigns and events, 10 administrator logins, website integration, open API, and many more features. Class for Enterprise starts at $1,499 per month with a 1%-2% transaction fee and features unlimited campaigns, unlimited administrators, all features in Classy Pro, and enterprise support.[xxix] Since inception, the company has raised $53 million in equity funding from JMI Equity, Bullpen Capital, Mithril Capital Management, Salesforce Ventures, and more.[xxx]

Mightycause: Formerly known as Razoo, Mightycause is a 501(c)(3) public charity that provides online charitable giving solutions. By leveraging secure and efficient technologies, Mightycause seeks to provide donors and nonprofits with easy-to-use fundraising tools and engaging charitable giving activities. Mightycause has raised over $600 million on its platform[xxxi] and charges a 2.2% platform fee and $0.29 per donation. Organizations can also sign up for an advanced plan for $99 per month that features a CRM dashboard with email marketing, data integration, and a branded donation page.[xxxii]

MobileCause: Founded in 2008, MobileCause offers a mobile and online fundraising platform that helps organizations gain donors, increase recurring gifts, and engage supporters. MobileCause offers online giving and text-to-donate campaigns, event fundraising, peer-to-peer campaigns, and various campaign analytics. Pricing ranges depending on the size of the organization and the necessary features. Small non-profits (with under $100,000 in annual revenue) costs $149 per month and features 2,000 text messages, unlimited inbound messages, text-to-donate, and mobile subscriptions. The Basic plan costs $249 per month which increases text messages to 15,000; the Essentials plan costs $349 per month and increases text messages 25,000 text messages; and the Advanced plan costs $499 per month and features 50,000 text messages and many more features. Each higher-priced plan also features an increasing number of features including analytics, dedicated customer support, and custom marketing and brandings services.[xxxiii] In 2017, MobileCause raised a $15 million Series B round led by Level Equity.[xxxiv]


EXECUTIVE TEAM



Pete Ghiorse, CEO and Co-Founder: Prior to GiveTide, Pete graduated Magna Cum Laude from the University of Richmond, where he studied finance & economics and held several successful campus-wide fundraisers for the Huntsman Cancer Institute, raising over $5,000. Upon graduating, Pete worked for Marmon Holdings, Inc. as an Entrepreneur in Residence. At Marmon Holdings, he learned the engineering, operations, and financial components of manufacturing industrial rail cars as part of a larger Management-Training Program.



James Ghiorse, COO and Co-Founder: At GiveTide, James manages daily operations, customer interactions, and design/content generation. Before graduating, James started an after-school program at a local nonprofit to teach underserved youths basic STEM concepts. James has a B.S. in mechanical engineering with a minor in business from Villanova University, where he graduated Magna Cum Laude and won the Meyer ICE Entrepreneurship award for GiveTide. James worked on GiveTide part-time during college and has been full-time since May 2018.



PAST FINANCING

In 2017, GiveTide raised a $75,000 funding round through SAFE Notes from friends and family with a valuation cap of $750,000.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Discount: 20%
Valuation Cap: $1.25 million or $1.5 million
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred units (Conversion Units) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Units by investors in the Qualified Equity Financing or (B) the price per unit based on a $1.25 million or $1.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Inc.: The 3 Biggest Challenges That Every Entrepreneur Faces--and How to Solve Them

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[i] https://www.blackbaud.com/newsroom/article/2019/02/20/blackbaud-institute-releases-2018-charitable-giving-report
[ii] https://www.blackbaud.com/newsroom/article/2019/02/20/blackbaud-institute-releases-2018-charitable-giving-report
[iii] https://philanthropynewsdigest.org/news/online-giving-increased-12.1-percent-in-2017-report-finds
[iv] https://itunes.apple.com/us/story/innovative-ways-to-give-back/id1441162760
[v] https://pj.news.chass.ncsu.edu/2018/07/02/why-micro-donations-are-the-future-of-fundraising/
[vi] https://nonprofitssource.com/online-giving-statistics/
[vii] https://www.forbes.com/sites/theyec/2018/08/15/how-millennials-are-changing-philanthropy/#56234a8c7c68
[viii] https://pj.news.chass.ncsu.edu/2018/07/02/why-micro-donations-are-the-future-of-fundraising/
[ix] https://plaid.com/
[x] https://www.givetide.com/nonprofits
[xi] https://developer.apple.com/app-store/review/guidelines/#charities-contributions
[xii] https://itunes.apple.com/us/story/innovative-ways-to-give-back/id1441162760
[xiii] https://givingusa.org/giving-usa-2018-americans-gave-410-02-billion-to-charity-in-2017-crossing-the-400-billion-mark-for-the-first-time/
[xiv] http://www.irvingsharetank.com/images/PDFs/Psychology_of_Giving.Drake.Blackbauds_2018-Next-Generation-of-Giving.pdf
[xv] Crowdrise by GoFundMe
[xvi] https://techsgood.org/the-power-of-micro-donations-3f7d917b013c
[xvii] http://www.irvingsharetank.com/images/PDFs/Psychology_of_Giving.Drake.Blackbauds_2018-Next-Generation-of-Giving.pdf
[xviii] https://support.gofundme.com/hc/en-us/articles/360002010867-Switching-to-0-Platform-Fee-and-Tipping
[xix] https://www.gofundme.com/about-us



xx https://support.gofundme.com/hc/en-us/articles/360001972748

xxi https://techcrunch.com/2018/04/03/gofundme-acquires-youcaring-as-charitable-crowdfunding-continues-to-consolidate/

xxii https://www.sandiegouniontribune.com/sdut-gofundme-founders-sell-company-to-investors-2015jun24-story.html

xxiii https://www.cardpaymentoptions.com/credit-card-processors/fundly/

xxiv https://www.forbes.com/sites/devinthorpe/2015/09/09/milestone-crowdfunding-acquisition-nonprofit-easy-buys-fundly/

xxv https://www.linkedin.com/company/fundly/about/

xxvi https://blog.fundly.com/

xxvii https://www.classy.org/online-fundraising-company/

xxviii https://www.classy.org/products/

xxix https://www.g2.com/products/classy/pricing

xxx https://techcrunch.com/2016/11/01/classy-raises-30-million-to-help-nonprofits-raise-donations-make-a-greater-impact/

xxxi https://www.mightycause.com/about

xxxii https://www.mightycause.com/pricing

xxxiii https://www.mobilecause.com/fundraising-software-pricing-2019/

xxxiv https://www.mobilecause.com/mobilecause-raises-15m-in-series-b-funding-led-by-level-equity/

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

GiveXist, Inc.
517 Normandy Drive
Mantoloking, NJ 08738

Ladies and Gentlemen:

The undersigned understands that GiveXist, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated May 16, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on July 22, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company,

MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities

3

become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	517 Normandy Drive Mantoloking, NJ 08738 Attention: Peter Ghiorse
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036

	Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

GiveXist, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

GiveXist, Inc.
CROWD NOTE

FOR VALUE RECEIVED, GiveTide (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace, Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $1.25 or $1.5 million (See Conversion Price Below)

The "**Discount**" is 20%.

The "**Offering End Date**" is July 22, 2019.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal:

  i. Investors that purchase the first Fifty-Three Thousand, Five Hundred (53,500) Crowd Notes and thereby fund the first Fifty-Three Thousand, Five Hundred Dollars ($53,500) will receive Crowd Notes with a conversion provision based on a $1.25 million valuation cap instead of a $1.5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per unit based on a $1.25 million valuation cap [instead of $1.5 million].

  ii. The lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iii. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $107,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

  ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

  a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

  b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

  a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

    i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

  b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit,

4

proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of

and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

GiveTide is a Mobile Charitable Giving Platform



Link — Connect your go-to debit or credit card

Live — Round up spare change on your everyday purchases

Give — Donate to a nonprofit with a single tap

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

The GiveTide Team



Pete Ghiorse
CEO & Product Design

❖ Product engineering & design at Marmon Holdings
❖ University of Richmond, Finance & Economics, Magna Cum Laude



James Ghiorse
Operations & Marketing

❖ Advanced electronics for wearable tech exposure at MC10
❖ Villanova University, Mechanical Engineering, Magna Cum Laude

Board of Advisors



Sarah Lucas
➢ CEO & Co-Founder: Beyond Type 1



Roger Shores
➢ Former Chairman: Chicago Youth Centers
➢ Board of Directors: mHUB



Jared Kubin
➢ Technology Investor & 2-time entrepreneur
➢ MBA, Harvard Business School



Ben Lee
➢ Founder: Neon Roots, Rootstrap
➢ Inc. 30 Under 30



Dan Sorrenti
➢ Co-founder & President, Ghiorsi & Sorrenti, Inc.
➢ 30+ years fundraising experience

3

Mobile Fundraising is Booming



Total U.S. Donations from a Mobile Device ($Billions USD)

Legend: Total Mobile Giving ($B) — Mobile/Online (%)

1 https://givingusa.org/see-the-numbers-giving-usa-2018-infographic/
2 https://nonprofitssource.com/online-giving-statistics/ | https://institute.blackbaud.com/asset/2018-charitable-giving-report/

But There Are Frictions to Mass Mobile Adoption

158M+ U.S. Donors[1]	FRICTIONS	1.5M+ U.S. Nonprofits[2]
NP mobile websites are isolated and unpersonal	Procedural	50% of NPs don't have a digital strategy[3]
No way to budget/track donations across multiple NPs	Financial	In-house mobile solutions are cost-prohibitive
Can't easily find actionable peer-validated causes	Social	Hard to stand out in a crowded content landscape

1 https://institute.blackbaud.com/asset/the-next-generation-of-american-giving-2018/
2 https://grantspace.org/resources/knowledge-base/number-of-nonprofits-in-the-u-s/
3 https://nonprofitquarterly.org/2017/03/28/nonprofits-digital-strategy-organization-rank/

Value Proposition of GiveTide

158M+ U.S. Donors

| VALUE-ADDS | | 1.5M+ U.S. Nonprofits |

One-tap giving is easy



Procedural

Low-friction tool to find/convert new donors

One of the only full-service mobile philanthropic wallets



Financial

Setup is free and can take under 5 minutes

Crowdfunding social features generate network effects



Social

Free marketing support and fundraising materials

Business Model

Today

Percentage of donations
(GiveTide takes 8% of roundups & 2.79% of one-time donations from NPs)

$27	Avg. Monthly Donation per User
93%	Roundup Donations (Recurring)
2,400	Users to Operating Break-Even

Moving Forward

NP-Facing SAAS Products

	Analytics driven by proprietary donor data
$50-$600+	Monthly industry SAAS price point
70	NPs on donor-dashboard beta waitlist

7

Traction



Total Donations and Users Over Time

Traction Continued



Total Downloads Over Time

Downloads Per Month (Right Axis) — Cumulative Downloads (Left Axis)

Go To Market

Customer Acquisition Channels Over Time



6 months ago — 91%, 2%, 7%

Present — 30%, 10%, 60%

6 months from now — 20%, 35%, 45%

Apple Search Ads | Social | Organic

Cost Per Install (CPI) Down 358% Since October

Email list of 5,500+

3,600+ Social Media Followers

Market Validation

GiveTide: Donate Spare Change
Round-Up Charity Fundraising
GiveTide
★★★★★ 4.7, 75 Ratings
Free

4.7 out of 5   75 Ratings

★★★★★
Will Ellis (Willis), 01/14/2019
Honored to be a part of this.
I've always wanted to give back as much as I could afford, but never had the time to figure out a way to make a small difference with the time and money I have outside of the b... more

★★★★★
andrewhkm, 06/18/2018
Smooth Functional App
Can't give any less than 5 stars. Really simple to use for a very good cause. I've been using this app for quite some time now and every changes they have made over time has ... more

★★★★★
kra306, 11/25/2017
Incredible app!
Love this app... so user friendly and what a commendable concept to bring philanthropy to the mobile generation... will be sure to come in handy especially when disaster... more

"Must download app for social good…"

"GiveTide seeks to make charitable giving effortless"

"The change jar that lives in your phone"

Winners: Founders Live NJ









Current Status & Use of Funds

Status:

- ✓ Raised $75k from investors
- ✓ Featured on the App Store 13 months after launch
- ✓ Over $20,000 donated in spare change

Use of funds:



10%

20%

70%

■ App Development ■ Marketing ■ Overhead



EXHIBIT F
Video Transcript

Duration	Transcript
0.00-0.04	Think about the last time you gave to charity. Don't worry if nothing comes to mind
.05-.09	The truth is, it's all too easy to let philanthropy slip through the cracks.
.10-.13	We have busy schedules, bills to pay, or maybe we just don't know where to start.
.14-.18	It doesn't have to be that way. GiveTide puts altruism in your hands, on your terms
.19-.22	Attach your debit or credit card and go about your day
.20-.32	GiveTide automatically rounds up the spare change and sets it aside. When the moment is right, simply open the app and tap to give your spare change to a 501©(3) charity in the U.S.
.33-.36	You can also make separate one-time donations just as easily.
.37-.40	On a budget? Cap your roundups or pause them whenever
.41-.46	Don't know where to start? Sort charities by cause or team up with friends and family to multiply your impact
.47-.53	Joining GiveTide as a non-profit is just as easy. Get in touch and we'll have you raising money within 24 hours.

EXHIBIT G
Webinar Transcript

Brett:	Hi, everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us. Today we'll be hearing from Pete Ghiorse, CEO and Co-Founder of GiveTide. Prior to GiveTide, Pete graduated magna cum laude from University of Richmond, where he studied finance and economics and held several successful campus-wide fundraisers for the Huntsman Cancer Institute, raising over $5,000. Upon graduating, Pete worked for Marmon Holdings as an Entrepreneur in Residence. At Marmon Holdings he learned the engineering operations and financial components of manufacturing industrial rail cars as part of a larger management training program.
	We're also joined today by his brother and co-founder James Ghiorse, who's also the COO of GiveTide. At GiveTide, James manages daily operations, customer interactions, and design/content generation. Before graduating, James started an after-school program at a local non-profit to teach underserved youth basic STEM concepts. James has a BS in Mechanical Engineering with a minor in Business from Villanova University where he graduated magna cum laude and won the Meyer ICE Entrepreneurship Award for GiveTide. James worked on GiveTide part-time during college and has been full-time since May 2018. How are you doing today, guys?
Pete:	Hey, everyone. Thanks for the introduction, Brett. It's nice to speak to you all.
James:	Doing well. Thanks for tuning in, everyone.
Brett:	Yeah, likewise. We appreciate you joining us. So real quick before we get started I wanted to kind of give people the format for today. Today Pete and James are going to spend about 10 or 15 minutes going through the pitch deck to give you guys some background on GiveTide. During that presentation we encourage you to send in questions. If you go over to your GoToWebinar control panel, there's a tab there titled Questions. You can feel free to submit them during the presentation. They won't interrupt Pete or James. They'll just go to me. Then when they're done with the presentation, we'll go ahead and get into some Q&A, and tackle the questions that are submitted, and field any others that anybody else may have. With that, I'll let you guys take it away and introduce everyone to GiveTide.
Pete:	Great. Thanks so much, Brett. Again, thanks everyone for coming here. It really means a lot to us. I thought that the best way to start would just be to take one or two minutes and kind of go through our founding story. It's a little bit difficult to communicate through a PowerPoint slide. Then as Brett said, we'll walk through the deck really quickly. It's on the website. As a matter of fact, this is the one that's on the website right now, and so you can access that whenever you want. Then we'll try to set as much time aside to answer questions.
	With that being said, James and I are brothers. I'm not sure if Brett mentioned that. Growing up, we grew up in a family of fundraisers. Our father started a philanthropic consulting firm over 35 years ago that he runs to this day. Growing up, every week we had a little system in place wherein we had a big jar on our counter. Every week we would come home and we would put our spare change in that jar. It was called our Helping Hands jar. Every week we'd go and we'd take the money, and we would take those coins, and we would give it to a cause that we felt either we could relate to or that was impactful to us. That's just a long way of saying that philanthropy is something that's been a part of our lives for as long as we can remember. Each of us went on different mission trips, you name it. James started the thing at OASIS-
James:	The Spark Program.

Pete:	... the Spark Program. So that's something that's been our lives for forever. Fast forward a little bit. When I was in college I immediately knew quote, unquote that I wanted to study finance. That was it. That's what I wanted to do. I wanted to do investment banking. It actually took me to getting the offer in hand the last day that I had to decide to realize that that's not what I wanted to do. I ended up in Louisiana through another long-winding story that's not important right now. But the important thing is that I did have a lot of time to think down there. This was around the time that the Acorns investment app was becoming popular as well. I had an idea and I said, "Well, what would happen if we married the two passions that we've discovered thus far in life, brought them together," and the result was GiveTide.

That's what you can see here on this slide here. It's a mobile app available on the iPhone or iOS, soon to be Android. It focuses on a very simple concept, rounding up your electronic spare change. So, you go out to a CVS for example, and you buy a cup of coffee, you buy a pint of ice cream, and it's $3.50. GiveTide will take that, round up that 50 cents, bring it into the app in a tax-deductible balance, and allow you to seamlessly donate that money to any 501(c)(3) nonprofit in the United States with a simple tap. What started out as a pet project actually turned out to be something that had some legs, as we'll get into in a sec. With that said, we'll jump into the deck here. Okay. That's our legal notice.

This is our team here. This is our Board of Advisors. Perhaps we can touch upon that at the end because I want to maintain a pretty fast pace throughout the deck, and we can answer any specific questions on them. But so, as I was saying a couple minutes ago, we realized that this was actually a pretty big problem. Mobile fundraising, as it turns out, much like everything else out there, is booming. Increasingly, donations are growing and doing towards a mobile device. You can see that in 2018, over $9.8 billion was donated to a nonprofit by an individual in 2018. That represents 26% of total online giving. You can see the trend from just from 2013 when that number was $1.9 billion and 9%, respectively. Mobile giving is a growing segment of a growing market within total charitable giving, which itself exceeded $400 billion in 2018.

It didn't take us too long to realize that while there's an increasing preference for mobile and there's this massive market, there are frictions between a donor's ability to frictionlessly give to a nonprofit organization from their mobile phone. For example, if you imagine the process of going to a nonprofit from your phone, going to a Safari browser, navigating to the place where you can find a donation button, taking out your credit card, manually entering all that information, and executing the donation. Then what happens if you want to make another donation to another cause? It's the same process over and over and over again.

On the nonprofit side, nonprofits need a new way to connect with young donors besides the traditional methods of fundraising, which include direct mail, which is kind of an anomaly at this point. I get excited when I get a piece of mail. Or direct phone calls. For those of you who went to a university or college, you're undoubtedly familiar with the classic fundraising phone call in which a student, in our case, in the case of Richmond, will call you, reach out, and ask if you'd like to donate. While that's great and it's a proven model that's worked for decades, the younger generation isn't very receptive to that at all. We're the prime examples of that.

What GiveTide does is it takes all of these different frictions and it solves them one by one, and it gives donors and nonprofits alike a simple, seamless, integrated tool to facilitate donations. For the donors, one-tap giving is as easy as calling an Uber or Venmo-ing a friend. As well, it has a consolidated history of all your donations. Everything is put into one place. It also offers crowdfunding social features that are very popular with other apps such as Venmo, where you have the activity feed, for example. On the nonprofit side, it's a very low-cost, low-friction, low-risk tool that they can use to not only find new donors, but convert existing donors or existing constituents that are interested in the organization but might not necessarily had a way to donate yet.

So that end, for a nonprofit, setup is completely free. We can have a nonprofit up and running on the platform within five minutes. Moreover, it doesn't end there. When a nonprofit joins GiveTide we really make a point of customer service. We also like to support nonprofits with the various marketing assets that we've built over the last few months, including social media templates, email templates. For the nonprofits that are really into it and we think could really generate a return on it, James here is actually very talented at creating animated videos, that we've found have been a great way to help nonprofits raise money.

Moving forward to the business model. The way that we make money is we take a percentage of donations, depending on the type of donation within the app. There are two different ways to donate within GiveTide right now. You can round up spare change and donate as we discussed. You can also make a one-time donation just as easily. For the roundups, we take eight percent. The reason why that number is higher is because of the variable cost associated with offering that service. One-time donations, we charge 2.79%. So just flowing out those numbers, we have an average monthly donation per user at the time of this deck, at the time we posted the offering, of 27. 93% of donations are roundup. Since they're roundup, they're actually recurring. Users have to explicitly opt-out of rounding up their spare change as opposed to going back week to week and making the explicit decision to donate. That's a very good point for donor retention. Then finally, as a result of this business model alone, at around 2,400 monthly active donors we're at operating break-even, which means all of the expenses associated with running the service, payment processing, et cetera.

Moving forward, we also see an enormous opportunity in the software as a service space for nonprofits. There are several companies out there that have validated models for different value-add services. For example, providing unique analytics driven by the unique data points that we're able to capture based on the way GiveTide users interact with the app. I'd be more than happy to jump into those in greater detail later. The industry average price point for these services obviously vary by the tier, and the company, and the nature of the products, but they're around $50 to $600 per month. Last but not least, through both organic and outreach we've accumulated a nonprofit wait list of around 70 different nonprofits that are waiting for the sort of services that we might be able to roll out over the next few months.

Okay. So, traction. As you can see, we launched a little bit more than year ago. From this point here, from around January to around September we weren't too focused on marketing. We weren't too focused on getting users to the app as long as we had enough users and downloads flowing through the app to understand where people are bumping into different roadblocks, where people are getting a little confused. We just tried to get as many downloads as we needed to constantly iterate on the product and make sure that various KPIs such as conversion, retention, average donations per user per month, have all been increasing. We continued on that trajectory until November of 2018, at which point we were featured on the Apple App Store. From there you can see that natural explosiveness of the growth, almost all of which has been organic.

Just to kind of show there, in November you can see that explosive growth from that initial feature, but we've maintained a lot of that traction moving forward. Wherein even the lowest month since that point in terms of downloads has been higher than any of the other ones that we had accomplished before.

This is just a quick breakdown of what our customer acquisition looks like, what it has looked like, what it looks like today, and what it'll look like in six months. We've been running a few different things to get that steady stream of downloads that I was discussing before. Foremost, we run Apple Search Ads. It's a really great easy way to advertise natively within the App Store. There's a good chance that if you open up the App Store now and you search GiveTide or donate or some sort of philanthropically-oriented keyword, GiveTide will pop up over other apps that may have been on the App Store longer for example. That's been a really great cheap way for us to acquire downloads and users without having to invest too much of our own time getting them one by one.

You can see that now that that number has shifted away from the Apple Search Ads in terms of percentage towards organic as a result of that feature. We've actually started to build out our social presence as well. That's Instagram ads, Facebook ads, you name it. We have a part-time employee that we brought on. She's one of our longtime users. Her name is Jamie. She's been absolutely great. She has a background in startup marketing in exactly this area, and so that's been a great addition to our team.

Moving forward, we expect social to take an increasingly large amount of our download share, just because we think that there's a great opportunity to go out there and take some of the tests that we've been running, and run them at a little bit larger scale to generate more downloads. We hope that over time those customer acquisition costs will come down, such that we can economically acquire users at scale without having to rely exclusively on organic growth. What we're doing now is we're essentially investing in the foundation upon which, when we do have the funding to pour thousands of dollars into ads per month for example, we've already learned a lot of the lessons that will help us make those investments more effective.

Here's just a quick little slide. You can go on the App Store and check it out yourself. We're rated 4.7 on I believe it's up to 80 ratings so far, but don't double-check me on that, or please double-check me on that. It's higher than 75. Then here are just some quotes from some publications/partners that we've worked with.

Then last but not least, we've raised 75,000 from investors. That was our start. We were featured on the App Store. We've donated over 20,000 in spare change to date. Moving forward, we want to take this round and put the majority of it into app development. We're really trying to hit towards product market fit and hitting those key performance indicators, such as conversion that I was talking about before, before transitioning over into marketing and scale. So, to that point, we have a couple of different partnerships that we can talk about maybe after this. That'll help explain why the marketing budget is only 20%.

But yeah, I think with that said, sorry for my pace. I hope we didn't rush through anything important. If there's anything that I glossed over that you'd like more detail on, please feel free to ask us anything. We'd love to answer any of your questions. Thank you very much again for your attention. Brett, I think I'll turn it over to you.

Brett: Sounds good. Yeah. Thanks. Thanks, Pete. Real quick, I know you sort of quickly glossed over the Board of Advisors. I'm not sure if you want to touch on that real fast. We do have some questions coming in, so I do want to get to them, but just so that you have a chance to cover that.

Pete: Sure. Then I'll actually go ahead and I'll turn on my camera. How does that look, Brett?

Brett: We can see. You're good.

Pete: Good? Okay.

Brett: Yep.

Pete: All right. Just give me one second to get back to the deck there. Okay. So still good?

Brett: Yep.

Pete: Brett?

Brett: You're good.

Pete: Okay, cool. So, I'll just go from left to right. Our Board of Advisors consists of Sarah Lucas. Sarah Lucas is the former CEO, it says CEO there, of Beyond Type 1, which is a type 1 diabetes research and advocacy nonprofit located in California. It was co-founded by Nick Jonas. They've been one of our most staunch supporters since day one. Beyond Type 1 is a brand that's really, really in line with what we believe in as our company. They're very tech-forward and they've been an incredible asset.

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Roger Shores is the former Chairman of the Chicago Youth Centers and also Marmon Holdings, the company that I worked for immediately after graduation. He's also on the Board of Directors of mHUB, which is a nonprofit physical product startup accelerator in Chicago. Essentially they have all those big CNC machines and heavy...

Next is Jared Kubin. Jared is a mentor of mine that has been helping us with GiveTide for a long time now. He's a technology investor and he's a two-time entrepreneur himself. He graduated from Harvard Business School. Next we have Ben Lee. Ben is actually the head of the mobile app development agency that we've been using. He's an incredible resource, especially with all things growth hacking, quote, unquote, marketing, getting our brand out there. He was honored as an Inc. 30 Under 30 entrepreneur.

Then last but not least, we have Dan Sorrenti, who's also an angel investor. He's Co-Founder and President of Ghiorsi & Sorrenti Incorporated, which is the philanthropic consulting firm that he started alongside our father, Peter Ghiorsi, Peter W. Ghiorsi, over 30 years ago. And so, we understand that we're young, but with that said, we've tried to surround ourselves with a group of people that have a very differentiated skillset, outlook, and relationship to the industry that we're operating in. I hope that answers your question.

Brett: No. That's great. I just think it's helpful to add that context so that... Oftentimes you see two co-founders and I think it's just helpful to know that there are some more people that are involved, even if it's not on a day-to-day basis. So, we do have a lot of questions that I want to get to. Real quick, we did have some people join late. If you did join late and you didn't hear the intro and the setup here, if you do have any questions feel free to go over to your control panel, the GoToWebinar control panel. There's a tab titled Questions where you can send them in. But we do have quite a few I want to move through here.

You mentioned conversion several times, conversion rate being something that you're looking to optimize for and it's part of the use of funds going towards the continued app development. We did have a question here, "What is the conversion rate from downloads to active users currently?" I guess maybe as a KPI, do you guys have a number in mind that you would be looking to target?

Pete: Sure. Yeah. As a matter of fact, we can kind of roll this into one of our lessons learned. If you go to our app page and you look at the reviews, you'll find two one-star reviews. One of which clearly was a user that just did not understand how the app worked. Clearly confused. That was because we originally had a tutorial in the app that wasn't properly labeled as such. At that point our conversion, I believe, was hovering around two percent. These are going to be ballpark numbers for that specific aspect. However, we used that as a catalyst to take a look into our analytics. We realized that we had no idea how to improve our conversion and our onboarding flow.

We actually invested in some qualitative analytics software. It was currently Appsee, A-P-P-S-E-E. We'll be transitioning to a different one, just through no fault of our own, just they're rolling out their product. But essentially, what that allows us to do is get a really good qualitative picture with which we can follow a typical user through the onboarding flow and see where they get confused, see what they're tapping on, see what we want them to tap on but they're not. As a result, we were able to realize that our tutorial was confusing. We redesigned one that has brought our conversion up to the existing conversion, which I believe is around 5.5%. That means from download to a linked account rounding up, 5.5%.

Brett: Got it. Thank you.

Pete: I realize I didn't answer your full question. We'd like to get that to 10%.

Brett: Okay.

Pete: Because if we get that to 10%, the economics really start to look good at scale.

Brett: Got it. Thank you. The next question we've got here is about tactics. Are you using any tactics to encourage virality? I think that's also a marketing question. In terms of creating word-of-mouth, how do you plan to continue to get the app to spread between amongst your user base and onto new ones?

Pete: That's a great question. I will temper my response to that by saying that the growth tactics such as, for example, invite a friend and get $5 to donate between the two of you, those are great. We have a lot of ideas as to how we can do that down the line. With that said, currently, we're focusing on conversion and we're focusing on donations per user per month. Not because we don't want to grow right now, but because we want to make sure that we have everything in place before we invest the marketing dollars to go out and acquire those donors.

                The way I look at it is imagine if you have a bucket with holes in it, a leaky bucket. We can go out and we can get a gallon of water. We can use those marketing dollars and we can pour them into the bucket, at which point they'll pour out through the bottom. Or we can take that money, use it to patch up the holes at first, and then go out and pour the money in and the bucket will be full.

James: And if I could just flesh out what Pete said a little bit, I kind of look at this question in terms of what I would call marketing versus branding. The marketing things we do, as Pete so eloquently described with the leaky bucket analogy, so we're currently running some smaller scale social media ad campaigns that will serve sort of as the foundation for our marketing. So, we know that when we put this kind of content in front of these people we get this kind of response. We're currently running that with five dollars a day. Once we patch those holes, we can start pumping more money into that and generating a return.

                Moreover, sort of the branding aspect of it, we really try to make ourselves stand out as far as a brand. That's where the turtle comes from, right? It's memorable. People love turtles. If you look at our Instagram, for example, we constantly churn out a steady stream of content, inspirational quotes, nonprofit highlights, and cause highlights. Essentially just to serve as a little reminder that philanthropic industry is so important for the quality of life of millions of people, and that despite all the negativity that's going on, we like to remind people that there is good in this world too. That's sort of how we stand out and how we approach our potential customers, both in terms of what I would say branding and marketing.

Pete: Yeah, and if I could just go there because that kind of lends insight into a broader question in terms of just general user acquisition. How are we going to go out and get enough users to bring this company to the point where it scales and the business model starts to work? So, I'd like to touch on that a little bit there if that's okay, Brett. Essentially-

Brett: Yeah. Go ahead. Floor's yours.

Pete: Yeah, yeah. So, over the last six months, over the last year, we've been doing a lot of experimenting. We've been talking to a lot of different nonprofits, a lot of different types of nonprofits. There's a huge difference between a pet shelter in rural New Jersey and Beyond Type 1, which really has their social media together, they have that celebrity presence, you name it. While we've been improving the app we've also been improving our understanding of what sort of nonprofits are going to be best poised to benefit from the tool that we've built.

To that end, we're very excited about a relationship that we've just locked down with Children's Specialized Hospital Foundation in New Brunswick, New Jersey. We've realized that they're a very attractive potential partner, work partner, because they have the sophisticated fundraising machinery, as well as the audience of people who support their mission and have had the hospital impact their lives. So that they can actually take this tool and roll it out. That's what we're focusing on first. We're focusing on the slightly more sophisticated organizations that have the full ability to take advantage of the tool that we're offering.

From there, we want to build out an algorithm, a model so to speak, with which we can take it from one hospital to the next to all of them. Then from there, all we have to do is tweak our model a little bit and bring it over to the university market, XYZ. That's the more macro systemic picture as to how we want to acquire users moving forward. Those tactics that you brought up are certainly important, but we think they're supplementary, especially right now at our point in development.

Brett: Got it. Great. Thanks, guys. Yeah, I think the leaky bucket analogy is a great one when thinking about make sure that the product is in the right spot before you start pumping in too many users because you may only get one shot at a potential user, so you want them to convert and get a good experience out of the product. We've got a couple of questions that kind of go in line with the last part that you shared with us there. One is, and this may be a little overlapped with what you were saying, but it's about potential partners. Do you foresee potential partners or other companies you'll work with outside of 503cs, such as [inaudible 00:29:40], social impact funds that may focus on profitability but also want to give back?

Pete: Absolutely. Obviously, this errs a little bit into the side of speculation. So, Brett, please cut me off if we're doing anything that's a no-no with compliance.

Brett: Yeah.

Pete: But we just had a meeting, for example, perfect example, with Children's Miracle Network. The hospital I just discussed, Children's Specialized Hospital, is part of a larger network of hospitals called the Children's Miracle Network. The Children's Miracle Network is a prolific fundraising machine for children hospitals throughout the United States. They do myriad grassroots fundraisers from radio-a-thons to telephone fundraisers, you name it. They have a really effective strategy of partnering with different corporate brands, foremost among them, or at least in our minds, is Wawa.

If you've ever been to a Wawa you've more than likely noticed that there's a little bucket, a little jar with spare change, that can be collected for various causes. In fact, I'm 100% sure that everyone's familiar with the experience of being asked to donate or round up or otherwise contribute at a point-of-purchase at the grocery store when you're checking out, XYZ. In our minds we're saying, "That's great. It's really cool that people are doing that. It's an effective validated model." But when's the last time anyone actually transacted with physical coins? For most of us, I would argue it's not really a thing anymore. Why don't we take the technology that we've built and just plug it in to all these pure validated applications, round up at the register.

If I can take a quick tangent, when you do that at the register it's going to an arbitrary foundation that's organized and run by that corporation. That corporation usually, it depends on the foundation, receives tax credit for making that donation. The donor has no sort of idea when the money gets there. The nonprofit has no idea what donors have given. There's no connection for stewardship, follow-up, acknowledgement. Those are some of the problems that exist in a currently validated and working model.

To your question about corporate sponsorships, we see incredible opportunity moving forward to apply this to everything from round up at the register to something like Cash App is doing. Wherein if you say, for example, a complete example, we have no affiliation, go and buy a cup of coffee at Starbucks, Starbucks would take that spare change and invest it in you, so that you'd be able to make a donation without actually having to offer up your own spare change, if that makes sense. I hope that answer your question.

Brett: No, it does. That's really helpful. I think sort of to elaborate on your point, one of the things I personally like about this app is the fact that you can... While you're doing these roundups as the user, and please correct me if I'm wrong but I think I understand this right. You can decide which organizations you want your money to go towards, right? So, unlike the example that you put out where you round up at a cash register... On some level all causes, if they've got a good purpose, that's great. But it's nice to know there might be different things that you care about that you want to donate towards. Being able to direct those funds, I think you're putting that in the hands of the user and I think it's powerful.

Pete: Yeah. That's exactly right. It kind of further cements a point. Some recent data has come out. This one from the Chronicle of Philanthropy, I believe, stating that around 33% of American donors don't necessarily trust nonprofits. Please feel free to stat check me on that. But that kind of stems into what you just brought up, right? If I go to a grocery store, and a lot of times what they'll do is they ask, they don't even ask to support the specific charity. They'll say, "Do you want to round up a dollar to support ending childhood hunger?" So you say, "Great. Yeah. Of course I do," but what does that mean? What organization will that flow through? Maybe I have a specific organization that I know I would like it to flow through, maybe I don't. The point is that you have no idea.

GiveTide, it would be the exact same thing. That transaction would still happen. The only difference would be you'd have the ultimate flexibility and decision-making authority. To top it off, you're the one who actually receives the tax donation because you're the one who made the charitable contribution.

Brett: Yeah. It's good from the organization side, from the nonprofit side too, because I think the way it currently sits if you don't... In that example, to stick with it, if you don't have the relationship with the grocer, then there's a lot of potential donors out there that maybe would be willing to give to your organization but since you're not the one that has that relationship with the corporation then you're not getting funneled those funds, right? In some ways, it really puts-

Brett: Anyways, I was just making a point that I thought, even for the nonprofits, that I think it's better to be able to have direct contact with the consumer or the donor rather than having the retailer, in the example that we've been using, in the middle. Because then if you don't have that retailer relationship then you may be getting cut off from a donor that might otherwise be interested in donating to your cause, right?

Pete: Critically so. As a matter of fact, a lot of the drawbacks with some other fundraising tools that are out there today, Facebook Fundraiser, AmazonSmile, things we're all familiar with, are that they don't give the critical donor data to the nonprofit. That's one of the most important aspects, if not the most important aspect, to a nonprofit. This is especially poignant in the university space. If for example, everyone's familiar with *U.S. News & World Report*, the college rankings that come out. Five percent of that aggregate score is solely attributable to the percentage of alumni that donate, at any level. So, if an alumni donates 25 cents, they count in the numerator of that equation. But if the nonprofit can't see that information, they can't see that data, then they can't actually contribute. They can't actually make that allocation. That's just one example of why it's so important for the nonprofits to have information about the donors.

Brett:	Got it. Yeah. That leads us into probably the last... We've got more questions here but I know I want to be cognizant of everyone's time. So, I want to close with this one, which is really around the dashboard that you're aiming to provide to these nonprofits because I think it's in line with what you were just talking about there. Can you elaborate a little bit about... We're going to be talking here about plans for the future, so I want everyone to understand that. What do you think the product roadmap looks like for that and the type of data that you think, you hope to be driving to these nonprofits and providing value to that effect?
Pete:	Yeah. Absolutely-
James:	If actually I could cut you off for a sec, Pete. I'd just like to kind of outline our current [inaudible 00:39:30] process and then hand it off to Pete to outline moving forward. Currently, every month, we establish a contact at each nonprofit that is onboarded onto our platform, and we send them an Excel doc containing a list of their donors, who gave, how much, and when. Right now, it is a very manual process. As you can imagine, at scale that's something that we'll have to automate. The dashboard is essentially our solution to that.
Pete:	Yeah, so the way that I would look at it is GiveTide is a platform, right? It's not just a single donor-facing mobile app. If you think about YouTube for example, YouTube is a company and then you have two stakeholders on that platform. You have people who make the videos and upload them, and then you have the people who watch them. YouTube doesn't watch the videos or make them. They just facilitate that exchange of value. The nonprofit dashboard is less a user-facing app kind of thing and more just giving the nonprofit representatives the tools that they need in order to close that loop and spark that facilitation of donation value without us having to go and hold their hands.
	What does that look like? Well foremost, you have the data that James said right there. You have all of the stewardship data. We can build out acknowledgement tools. As well as a couple of other unique data points that might not be otherwise be available. For example, donors who give to your organization also tend to give to these organizations within your category, XYZ. But most importantly, it's less of a big cumbersome platform dashboard and more just giving the nonprofit reps the tools that they need to first understand who's donating through GiveTide, properly acknowledge them, and then giving them the tools that they need to go out and find new donors. That's a little bit onto the dashboard aspect.
Brett:	Well, I appreciate that. I think it really does paint a better picture for folks of where you're planning to take this thing. I think in that vein, I'd like to remind everyone, because we did have some questions that we're not going to have time to get to today. Many of them though can be answered with the information that is on the campaign page for GiveTide on the MicroVentures website. Questions about how the company makes money, which that came in from someone who joined a little late, but that is in the deck, which is on that campaign page. Some other questions here I think you can find. There's a lot of information that's on there, as well as a discussion board where you can go in. If you didn't feel like your question got properly answered or wasn't addressed in the presentation, feel free to ask away on the discussion board. I know Pete and James have been responsive there and getting back with folks. If there's anything there, you can feel free to ask.
	Then lastly, of course, if you are interested in investing in GiveTide, there is an end date to this campaign. If you would like to be a part of this go to that same campaign page. If you go to MicroVentures.com, click Crowdfunding up at the top, and then click the GiveTide tombstone. Then under there you'll see all the info that I just outlined. Up in the right corner you'll see a bright orange Invest button. You can click that. If you don't have an account, it's pretty easy to sign up, and then it'll walk you through the process and you can join. With that, Pete, James, any last words that you guys would like to close with or any other places you'd like to point people towards in addition to the MicroVentures page?

Pete:	Well, first I just want to thank everyone for your time again. I really appreciate it. It means a lot to us that you're supporting what we're working on. Then beyond that, I would encourage you to download the app and play around with it and stress test it. Let us know if you have any feedback, because that's the best way that we have to improve the product and the mission we're trying to build.
James:	I would be remiss if I didn't encourage you all to leave us a nice five-star review on the App Store.
Brett:	Yeah. That definitely helps. Then you mentioned an Instagram as well. Is there some content there that people could follow if they're Instagram users?
Pete:	Yeah.
James:	Yes, sir.
Pete:	So, what we try to do on our Instagram is we have a couple different content verticals from highlight nonprofits that we think are just cool and doing a really good job just improving the world, to highlighting people, celebrities that have a philanthropic impact. We're @GiveTide. We'd love to have you follow us.
Brett:	Fantastic. Well, guys, I really appreciate the time today. Thanks to everybody who joined us and asked some great questions today on this webinar, and for all the folks who will be listening to the recording, which we will be putting out in the next couple of days hopefully. I really appreciate everybody's time. That's going to conclude the webinar today. Thanks, Pete. Thanks, James.
James:	Likewise, Brett.
Pete:	Thanks so much, everyone.
James:	Thanks for having us.
Brett:	All right. Bye, guys.
James:	Bye, everybody.
Pete:	Bye-bye.